BURDETT, MORGAN, WILLIAMSON & BOYKIN, LLP

ATTORNEYS AT LAW

GERALD G. MORGAN, JR., P.C. «		CERTIFIED - TEXAS BOARD
PAUL H. WILLIAMSON, P.C.	3423 S. SONCY RD., SUITE 300	OF LEGAL SPECIALIZATION
TODD W. BOYKIN, P.C. ✦✢	AMARILLO, TEXAS 79119
WYATT L. BROOKS, P.C. ✷		« ESTATE PLANNING & PROBATE LAW
LEWIS COPPEDGE, P.C. ▲	PHONE (806) 358-8116	✦ COMMERCIAL REAL ESTATE LAW
SAMUEL S. KARR, P.C. ✚	FAX (806) 358-3154	✢ RESIDENTIAL REAL ESTATE LAW
C. JARED KNIGHT, P.C.	FAX (806) 358-1901	✷ CIVIL TRIAL LAW
JOANNA P. KIMBELL		▲ PERSONAL INJURY TRIAL LAW
MEGAN W. LANSFORD	WWW.BMWB-LAW.COM
BENJAMIN T. ZINNECKER		✚ ALSO LICENSED IN ARKANSAS
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THOMAS L. BURDETT, P.C. - OF COUNSEL
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WARLICK THOMAS - RETIRED 1999

March 13, 2009

COVER LETTER

VIA US MAIL and FAX (703) 813-6984

Securities & Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:

Cicely LaMothe, Branch Chief

Re:

Church Loans & Investments Trust

Form 10K for the year ended March 31, 2008 and 10Q for the quarter ended September 30, 2008

File No. 000-08117

Dear Ms. LaMothe:

Please be advised that I represent Church Loans & Investments Trust (“Church Loans”).  Please find herein the responses of Church Loans to your additional comments in your letter dated March 6, 2009:

FORM 10K FOR THE YEAR ENDED MARCH 31, 2008

Item 1: Business, page 1

1.

Consideration was given to disclosing the fair value of the collateral.  However, in your comment letter you requested that the Trust provide to you “collateral appraised value.”  Therefore, we provided the appraised values that we had relative to the collateral.  Most of those appraisals were obtained at or near the time that the loan was made.

The Trust is willing to provide management’s opinion of “fair value” as hereinafter provided.  Management’s practice, in reviewing and grading the loan portfolio, is to first

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March 13, 2009

compare the present outstanding loan value to the original appraised value.  If the loan to value ratio on a particular loan is 50% or less, then management does not normally make a further investigation of fair value on the particular collateral.  However, if the loan to value ratio is greater than 50%, then management does determine, to the best of management’s ability, management’s opinion of the “fair value” of the collateral securing the loan.

Based upon the above methodology, below is the table setting forth specific information relating to loans in default and non-performing loans as of March 31, 2008, including “fair value” of the collateral securing the loan with regard to the loans with a loan to value ratio of over 50%:

Loan	Principal Outstanding	Maturity	Rate	Appraised Value of Collateral(1)	Fair Value of Collateral

Greater Life, Baltimore, MD	$ 9,426	11/01/2007	10.50%	$ 76,000	N/A

Holy Trinity, Brooklyn, NY	483,186	03/01/2026	9.50%	1,800,000	N/A

Crosspointe Baptist, Cincinnati, OH (2)	1,098,602	07/01/2037	10.25%	1,600,000	$1,600.000

Crosspointe Baptist, Cincinnati, OH (2)	130,546	07/01/2012	10.25%	1,600,000	1,600,000

Rhema Word, Chicago, IL (3)	1,325,443	07/01/2025	9.50%	1,850,000	2,250,000

Spiritual Light, Detroit, MI	80,827	11/01/2014	9.75%	185,000	N/A

Our Savior’s Church, Houston, TX	296,438	03/01/2027	10.25%	508,300	508,300

True Light Trinity, Houston, TX (4)	669,407	06/01/2023	6.25%	1,100,000	850,000

Messiah MBC, Indianapolis, IN (5)	1,537,574	09/01/2010	7.30%	1,370,000	1,233,000

Global Christian, Richmond, CA (6)	271,745	1/01/2014	9.50%	640,000	N/A

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March 13, 2009

Right Spirit, Spanish Fort, AL (7)	99,574	05/01/2014	9.25%	274,000	N/A

Cathedral of Faith, Tampa, FL	744,280	09/01/2024	6.75%	2,018,000	N/A

Arbor of Farmerville, Farmerville, LA	269,913	08/14/2026	6.50%	(8)	N/A

Arbor of Natchitoches, Natchitoches, LA	266,105	05/24/2026	7.25%	(9)	N/A

King Jesus Worship, Winnsboro, LA	670,828	03/01/2024	6.00%	1,600,000	N/A

Church of Pentecost, Chicago, IL (10)	1,235,000	09/01/2008	9.75%	1,970,000	1,970,000

RCCG - Bread of Life, Garland, TX (11)	40,319	02/01/2008	10.25%	1,290,000	N/A

Biltmore Group, West Monroe, LA (12)	1,100,000	06/01/2004	7.50%	1,213,000	1, 200,000

Capital Temple Church, Washington, DC (13)	762,860	12/01/2008	7.00%	1,300,000	1,100,000

Love Temple, Memphis, TN (14)	241,074	01/15/2007	5.00%	105,300	105,300

Project Love, Memphis, TN (14)	255,840	01/15/2007	5.00%	155,100	155,100

(1)  Except as noted, appraised value is at or about the date the loan was made.

(2) These two loans have been refinanced and are now current.  The two loans are secured by the same property which has an appraised value of $1,600,000.  Therefore, the total debt secured by said property is $1,229,148 resulting in a loan to value ratio of 77%.  This loan is guaranteed by the denominational parent of the church.

(3)  The collateral consists of two separate properties.  The appraised value disclosed in our letter dated February 20, 2009 failed to include a second property which was appraised on April 12, 2005 at $750,000.  The property previously disclosed was appraised on July 21, 2004 at $1,100,000.  The church has entered into a contract for sale of such property dated January 2009 that provides for a purchase price of $1,500,000.  Therefore, the combined appraised value of the properties securing the loan is $1,850,000 and, based

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March 13, 2009

upon the contract of sale, the fair value of the properties securing the loan is approximately $2,250,000.

(4)  The property securing this loan was sold for approximately $850,000 resulting in the loan being paid in full on April 23, 2008.

(5)  This loan was purchased from Regions Bank in 2007.  Church Loans’ carrying value of this loan is $1,047,460.  The appraised value is based upon a 2006 appraisal.  Therefore, the loan to value ratio based upon Church Loans’ carrying value of the loan is 76%.

(6)  Appraised value of the collateral is based on the most recent appraisal dated May 25, 2001.

(7)  The appraised value of the collateral as disclosed in our letter of February 20, 2009 failed to include the value of the improvements which are completed.  The appraised value of the collateral with improvements was $274,000.

(8) Church Loans owned a 15% participating interest in this loan.  The property was foreclosed and sold on July 3, 2008, and Church Loans received $56,293 from the sale of the collateral during the nine-month period ended December 31, 2008.

(9)  Church Loans also owned a 15% participating interest in this loan.  The property was also foreclosed and sold on August 11, 2008, and Church Loans received $150,009 from the sale of the collateral during the nine-month period ended December 31, 2008.

(10)  The appraised value of the collateral securing this loan as reported in our letter dated February 20, 2009 failed to include a second property with an appraised value of $820,000.  These properties were appraised as of March 19, 2007.  Church Loans believes that the fair value of the collateral should be approximately equal to its March 19, 2007 appraised value.

(11)  This loan was paid in full on July 7, 2008.

(12)  Church Loans recently obtained new appraisals of the properties securing this loan.  These appraisals contained a range of value from $844,500 to $1,213,000.

(13)  The appraisal of this property as reported in our letter of February 20, 2009 failed to include the value of the improvements which are substantially complete.  The appraised value of the property “as and when complete” is $1,300,000.  The fair value of $1,100,000 is based upon the fact that the improvements are not yet complete.

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(14) These two loans were also purchased from Regions Bank in 2007.  The loans are made to related entities and the loans are secured by two separate properties.  It is our understanding that the loans are cross-collateralized.  There were no appraisals of the properties in the loan files obtained from Regions Bank.  Appraised value for the collateral listed in the table is the 2008 Tax Appraisal from the tax office of Shelby County, Tennessee.  Due to the acquisition of these loans from Regions Bank, Church Loans’ carrying value in these loans is less than the principal balance owing on the loans.  Church Loans’ carrying value in these loans is a total of $189,443 which results in a loan to value ratio of 73%.

The enclosed revised response letter includes the revised disclosures in subparagraph f of paragraph 2 (page 4).

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note 4 – Mortgage Loans, Church Bonds, and Interim Construction Loans, page 4

2.

In calculating its reserve for credit losses, Church Loans does take into account probable credit losses inherent in the remaining portion of its loan portfolio.  In calculating the allowance, 1% of the outstanding balance of its loan portfolio of permanent and interim mortgage loans that have not been identified as impaired is reserved for.    In addition, 2% of the outstanding balance of half of its church bonds is reserved for and an additional 50% of the remaining half of its church bonds is reserved for.

Other than the addition of the loan to Ministerio Intl., Virginia Gardens, Florida in the amount of $2,500,000 to the loans in default, the amount of loans in default has actually decreased from March 31, 2008 to December 31, 2008.  Therefore, Church Loans, with the exception of this one loan, has not, at this time, experienced a significant impact on the performance in its loan portfolio during the current economic environment.  However, Church Loans will continue to closely monitor its loans in default and will, of course, increase the reserve as necessary.  Management and the Board of Trust Managers review the loans in default each month.  The Audit Committee reviews and adjusts, as necessary, the allowance for credit losses each quarter.

Securities & Exchange Commission

March 13, 2009

The following table discloses the activity, on a quarterly basis, relating to the allowance for credit losses since March 31, 2008:

March 31, 2008 balance	$1,786,477

Increases during the quarter	-0-

Charge offs during the quarter	-0-

June 30, 2008 balance	1,786,477

Increases during the quarter	95,000

Charge offs during the quarter	(329,717)

September 30, 2008 balance	1,551,760

Increases during the quarter	-0-

Decreases during the quarter	-0-

December 31, 2008 balance	1,551,760

The revised response letter enclosed includes the additional information under paragraph 16 (page 16).

Church Loans will consider similar disclosures in its future filings.

The required acknowledgment of Church Loans is enclosed herewith.

As mentioned, enclosed is a revised copy of Church Loans’ response letter dated February 20, 2009 containing the above revisions.  If you have any questions or additional comments or need any additional information, please contact the undersigned.

Sincerely yours, BURDETT, MORGAN, WILLIAMSON & BOYKIN, LLP

By_/s/ Gerald G. Morgan Jr. .
Gerald G. Morgan, Jr.

GGMjr:

cc:

Church Loans & Investments Trust

Securities & Exchange Commission

March 13, 2009

ACKNOWLEDGMENT

Church Loans & Investments Trust, by and through the undersigned officers, does hereby acknowledge the following:

1.

That the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

That the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed this 12th day of March, 2009.

Church Loans & Investments Trust

By /s/ M. Kelly Archer                        .

M. Kelly Archer

President and CEO

(Principal Executive Officer)

By /s/ Robert E. Fowler                       .

Robert E. Fowler

Senior Vice-President and CFO

(Principal Accounting Officer)